FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 8, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Index

1.	Cellcom Israel Announces Second Quarter 2011 Results

2.	Cellcom Israel Ltd. and Subsidiaries - Financial Statements as at June 30, 2011

Item 1

CELLCOM ISRAEL ANNOUNCES

SECOND QUARTER 2011 RESULTS

------------------------

This quarter reflects, as previously expected and reported, the continued impact of the regulatory changes and the increased competition

The shareholders meetings of both Netvision and Cellcom Israel approved the merger between Netvision and a subsidiary of Cellcom Israel

Cellcom Israel is the cellular company with the lowest number of customer complaints in the Israeli cellular market while having the largest customer base (as per reports of the "Public Trust" organization and the "Israel Consumer Council")

Cellcom Israel declares a second quarter dividend of NIS 2.33 per share (totals approx. NIS 232 million)

Second Quarter 2011 Highlights (compared to the second quarter 2010):

●	Total Revenues decreased 6% to NIS 1,589 million ($465 million)

●	Total Revenues from services decreased 24.5% to NIS 1,131 million ($331 million) as a result of the regulatory changes and the increased competition

●	Revenues from content and value added services (including SMS) increased 5.2%, reaching 25% of services revenues

●	EBITDA1 decreased 17.2% to NIS 565 million ($165 million)

●	EBITDA margin 35.6%, down from 40.3%

●	Operating income decreased 20.4% to NIS 397 million ($116 million)

●	Net income totaled NIS 244 million ($71 million), a 25.2% decrease

●	Free cash flow1 decreased 46.1% to NIS 174 million ($51 million)

●	Subscriber base totaled approx. 3.366 million at the end of June 2011; During the second quarter 2011 the Company recruited approximately 20,000 net post-paid subscribers

●	3G subscribers reached approx. 1.22 million at the end of June 2011, representing 36.2% of total subscriber base, net addition of approx. 32,000 in the second quarter 2011

●	The Company declared second quarter dividend of NIS 2.33 per share

1 Please see "Use of Non-IFRS financial measures" section in this press release.

Netanya, Israel – August 8, 2011 – Cellcom Israel Ltd. (NYSE: CEL TASE: CEL) ("Cellcom Israel", the "Company"), announced today its financial results for the second quarter of 2011. Revenues for the second quarter 2011 totaled NIS 1,589 million ($465 million); EBITDA for the second quarter 2011 totaled NIS 565 million ($165 million), or 35.6% of total revenues; and net income for the second quarter 2011 totaled NIS 244 million ($71 million). Basic earnings per share for the second quarter 2011 totaled NIS 2.45 ($0.72).

Commenting on the results, Amos Shapira, Chief Executive Officer, said: "In the second quarter of 2011, we saw a strong impact of the regulatory changes that came into effect at the beginning of the year and impacted our results in the magnitude previously expected and reported. At the same time, we took additional measures in the fields of customer service and pricing plans, to better address the current market conditions.

Total revenues decreased by 6% and service revenues decreased by 24.5% compared with the second quarter last year, mostly due to the reduction of interconnect fees, but also due to the intensified competition. Revenues from content and value added services increased 5.2%, EBITDA decreased approximately 17% and net income decreased approximately 25% compared to the second quarter last year. As in the first quarter, regulatory changes and accelerated competition led to a material increase in the Company's gross recruitment of subscribers, as well as to a 137% increase in revenues from handsets and accessories compared to the second quarter last year, most of which resulted from an increased sale of smartphones and advanced 3G handsets.

As the number of customers' queries to our sales and service centers continued to increase, due to the regulatory changes and accelerated competition, and in order to provide our customers the best service as they deserve, during the second quarter we continued to enlarge our sales and customer service force. We are confident that these steps will serve us in face of the expected competition in the market.

I am very pleased with the work that we have done in the second quarter to improve our customer base as well as to strengthen the connection with our customers, as reflected both in the 'Brands Index' and in the reports of the "Israel Consumer Council" and the "Public Trust" organization, as detailed below. During the quarter, we recruited approximately 20,000 net post-paid subscribers, characterized by higher economic value than average, while our pre-paid subscriber base decreased even more due to a decrease in the number of subscribers without any economic value. We are very pleased with this trend and expect it to continue.

I am very proud to note that in the '2011 Brands Index', which ranks the top 100 brands in Israel, Cellcom Israel was ranked as the leading brand among all the Israeli brands, and specifically among all communications and cellular brands in Israel.  Overall, Cellcom Israel was ranked number four in Israel, after 3 prestigious global brands. The Brands Index of Globes, the important Israeli financial newspaper, is considered the most prestigious index in Israel, and is based on professional analysis by leading research companies, combining market surveys and financial data. A Company's brand reflects its credibility among customers, and encompasses the quality of its products and services. A top brand represents the trust and preference among consumers for that brand, over other brands.

The results of the measures we took in the area of customer service and the quality of response to our customers, were also reflected in the report of the "Public Trust" organization for the first half of 2011 which was recently published. The report states that although Cellcom Israel has the largest subscriber base among the cellular companies in Israel, it receives the lowest number of customer complaints. This report is consistent with previous reports of the "Public Trust" organization and the "Israeli Consumer Council".

These two achievements are undoubtedly the result of our investment in all of the Company's units and especially in the customer service unit in the last few months, as well as over a long period of time. I am confident that these assets will be a good basis towards the continued increase in competition in the near future.

Following our previous announcements with regard to a potential merger with Netvision, recently both general meetings of shareholders of Cellcom Israel and Netvision approved the merger and additional approvals were received, including the approvals of the Ministry of Communications and the Israeli Antitrust Authority. We have already begun the preparations for the expected merger in order to extract the potential synergies and to create better capabilities to cope with the changing communications market. The implementation of this activity will be executed if and when the merger is completed, while maintaining the Company's focus on its core business".

Yaacov Heen, Chief Financial Officer, commented: "In the second quarter of this year, we continued to see the impact of the regulatory changes and the accelerated competition on our results as well as on the whole market. As we previously expected and reported, the reduction of interconnect fees and the continued price erosion had an adverse effect on our service revenues and profitability and we estimate that they will continue to affect our results. Furthermore, the increased sale of handsets caused a decrease in our free cash flow, due to an increase in the immediate payment to vendors for handset purchases, as opposed to spreading the proceeds from those sales, that are paid in installments by our customers (generally in 36 installments).

The Company will distribute a dividend of approximately NIS 232 million, representing approximately 95% of our net income for the second quarter to our shareholders."

Main Financial and Performance Indicators:

	Q2/2011	Q2/2010	% Change	Q2/2011	Q2/2010
	million NIS			million US$ (convenience translation)
Total revenues	1,589	1,691	(6.0%)	465.3	495.2
Total Services revenues (including revenues from content and value added services)	1,131	1,498	(24.5%)	331.2	438.7
Revenues from content and value added services	283	269	5.2%	82.9	78.8
Handset and accessories revenues	458	193	137.3%	134.1	56.5
Operating Income	397	499	(20.4%)	116.3	146.1
Net Income	244	326	(25.2%)	71.4	95.5
Free cash flow	174	323	(46.1%)	51.0	94.6
EBITDA	565	682	(17.2%)	165.4	199.7
EBITDA, as percent of Revenues	35.6%	40.3%	(11.7%)
Subscribers end of period (in thousands)	3,366	3,341	0.7%
Monthly ARPU	108.2	146.6	(26.2%)	31.7	42.9
Average Monthly MOU	342	338	1.2%

Financial Review

Revenues for the second quarter of 2011 totaled NIS 1,589 million ($465 million), a 6% decrease compared to NIS 1,691 million ($495 million) in the second quarter last year. The decrease in revenues resulted from a decrease of 24.5% in service revenues, a result of the regulatory changes, from NIS 1,498 million ($439 million) in the second quarter of 2010 to NIS 1,131 million ($331 million) in the second quarter of 2011, which was partially offset by a 137% increase in handset and accessories revenues, from NIS 193 million ($57 million) in the second quarter last year, to NIS 458 million ($134 million) in the second quarter of 2011.

The decrease in service revenues resulted mainly from a significant decrease in interconnect fees paid to us by other local operators, due to the reduction in interconnect tariffs as of January 1, 2011, as well as from the ongoing airtime price erosion, due to the increased competition in the market. The decrease in service revenues was partially offset by an increase of 5.2% in content and value added services (including SMS) revenues in the second quarter 2011, compared to the second quarter last year. Revenues from content and value added services for the second quarter 2011 totaled NIS 283 million ($83 million), or 25% of service revenues.

The increase in handset and accessories revenues was due to an increase in the number of handsets sold during the second quarter of 2011 compared to the second quarter last year, as well as a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets. The increase in the number of handsets sold resulted from the accelerated competition following the regulatory changes.

Cost of revenues for the second quarter of 2011 totaled NIS 804 million ($235 million), a 4.1% decrease from NIS 838 million ($245 million) in the second quarter last year. This decline primarily resulted from a significant decrease in total interconnect fees paid to other local cellular operators following the reduction in interconnect tariffs as of January 1, 2011. The decrease in cost of revenues also resulted from a decrease in amortization expenses, attributed, among others, to capitalized handsets subsidies, due to a significant decrease in such subsidies. These decreases were partially offset by a significant increase in handsets cost resulted mainly from an increase in the number of handsets sold during the second quarter of 2011 compared to the second quarter last year, as well as from a change in the mix of handsets sold, in favor of smartphones and advanced 3G handsets.

Gross profit for the second quarter of 2011 decreased 8% to NIS 785 million ($230 million), compared to NIS 853 million ($250 million) in the second quarter of 2010. Gross profit margin for the second quarter 2011 decreased to 49.4% from 50.4% in the second quarter last year.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the second quarter of 2011 totaled NIS 388 million ($114 million), compared to NIS 353 million ($103 million) in the second quarter last year. The increase in SG&A Expenses reflects primarily the impact of the regulatory changes, resulting in an increase in the number of customers' queries to our sales and service centers, which led to an increase in the Company's sales and customer service force leading to an increase in payroll expenses, as well as an increase in sales commissions. The increase in sales commissions also resulted from an increase in the number of sales transactions in the second quarter of 2011 compared to the second quarter last year.

Operating income for the second quarter 2011 totaled NIS 397 million ($116 million), compared to NIS 499 million ($146 million) in the second quarter last year, a 20.4% decrease.

EBITDA for the second quarter 2011 decreased 17.2% to NIS 565 million ($165 million), compared to NIS 682 million ($200 million) in the second quarter of 2010. EBITDA as a percent of total revenues, totaled 35.6%, a decrease from 40.3% in the second quarter last year.

Financing expenses, net for the second quarter 2011 totaled NIS 75 million ($22 million), compared to NIS 61 million ($18 million) in the second quarter last year. The increase resulted mainly from increased interest expenses, associated with the Company's debentures, in the second quarter of 2011, compared to the second quarter of 2010, due to the higher debt level following the issuance of additional debentures in the first quarter this year. The increase also resulted from a decrease in gain from Consumer Price Index (CPI) hedging transactions due to lower inflation expectations in the second quarter this year compared to those in the second quarter of 2010, as well as a decrease in gain from currency hedging transactions due to a 1.9% appreciation of the NIS against the US dollar in the second quarter 2011 compared to a 4.4% depreciation in the second quarter last year. The increase in financing expenses was offset in part by an increase in deposit interest income in the second quarter 2011 compared to the second quarter last year, due to higher deposits balance and increased interest rate.

Net Income for the second quarter 2011 totaled NIS 244 million ($71 million), compared to NIS 326 million ($95 million) in the second quarter last year. This decrease mainly resulted from the decrease in service revenues.

Basic earnings per share for the second quarter 2011 totaled NIS 2.45 ($0.72), compared to NIS 3.30 ($0.97) in the second quarter 2010.

Operating Review

New Subscribers – at the end of June 2011 the Company had approximately 3.366 million subscribers. During the second quarter of 2011 the Company recruited approximately 20,000 net post-paid subscribers, characterized by higher economic value than average, while our pre-paid subscriber base decreased even more due to a decrease in the number of subscribers without any economic value. We estimate this phenomenon results from a change in the pre-paid subscribers' tendency to use several telephone lines at the same time.

In the second quarter of 2011, the Company added approximately 32,000 net new 3G subscribers to its 3G subscriber base, reaching approximately 1.220 million 3G subscribers at the end of June 2011, representing 36.2% of the Company’s total subscriber base, an increase from the 32.2% 3G subscribers represented of total subscribers at the end of June 2010.

The Churn Rate in the second quarter 2011 was 6.4%, compared to 7.1% in the previous quarter and 4.9% in the second quarter last year. The churn in the second quarter of 2011 was affected by the intensified competition and the regulatory change regarding the reduction in early termination fees, enabling subscribers to terminate a contract with a commitment for a certain period by paying a negligible amount of early termination fee without having to wait to the end of the commitment period, which led to a reduction of double counted and inactive subscribers. Furthermore, the churn for both quarters was impacted by the churn of pre-paid subscribers, characterized by lower contribution, and subscribers with collection problems.

Average monthly Minutes of Use per subscriber ("MOU") in the second quarter 2011 totaled 342 minutes, compared to 338 minutes in the second quarter 2010, an increase of 1.2%.

The monthly Average Revenue per User (ARPU) for the second quarter 2011 decreased 26.2% and totaled NIS 108.2 ($31.7), compared to NIS 146.6 ($42.9) in the second quarter last year. The decrease is attributed to the reduction in interconnect tariffs and to the ongoing airtime price erosion.

Financing and Investment Review

Cash Flow

Free cash flow for the second quarter of 2011 totaled NIS 174 million ($51 million), compared to NIS 323 million ($95 million) generated in the second quarter of 2010.  Cash flows from operating activities for the second quarter this year decreased, compared with the second quarter last year, mainly due to the significant increase in sales of handsets, which led to an increase in the immediate payment to vendors for handset purchases, as opposed to spreading the proceeds from handsets sales, that are paid in installments (generally in 36 installments). The decrease in service revenues, resulted from the regulatory changes, also attributed to the decrease in cash flows from operating activities. Cash flows from investing activities decreased in the second quarter this year compared to the second quarter last year, mainly as a result of a difference in timing of investments between the quarters and higher interest received on our cash deposits. The decrease in free cash flow resulted from a higher decrease in cash flows from operating activities than the decrease in cash flows from investing activities.

Shareholders' Equity

Shareholders' Equity as of June 30, 2011 amounted to NIS 298 million ($87 million), primarily consisting of accumulated undistributed retained earnings.

Investment in Fixed Assets and Intangible Assets

During the second quarter 2011, the Company invested NIS 80 million ($23 million) in fixed assets and intangible assets (including, among others, investments in information systems and software), compared to NIS 147 million ($43 million) in the second quarter 2010 (excluding the payment of NIS 108 million pursuant to the acquisition of assets and operation of Dynamica in the second quarter of 2010). The decrease resulted from the decrease in capitalization of handsets subsidies and sales commissions due to the regulatory change relating to early termination fees, as well as from a difference in timing of investments between the quarters.

Dividend

On August 7, 2011, the Company's board of directors declared a cash dividend in the amount of NIS 2.33 per share, and in the aggregate amount of approximately NIS 232 million (the equivalent of approximately $0.67 per share and approximately $66 million in the aggregate, based on the representative rate of exchange on August 4, 2011; The actual US$ amount for dividend paid in US$ will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on October 14, 2011), subject to withholding tax described below. The dividend will be payable to all of the Company’s shareholders of record at the end of the trading day in the NYSE on October 5, 2011. The payment date will be October 17, 2011. According to the Israeli tax law, the Company will deduct at source 20% of the dividend amount payable to each shareholder, as aforesaid, subject to applicable exemptions. The dividend per share that the Company will pay for the second quarter of 2011 does not reflect the level of dividends that will be paid for future quarterly periods, which can change at any time in accordance with the Company’s dividend policy. A dividend declaration is not guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 8 - Financial Information - Dividend Policy”.

Other developments during the second quarter of 2011 and subsequent to the end of the reporting period

Netvision

Following the Company’s previous announcement regarding a proposed merger between the Company's subsidiary and Netvision Ltd., or Netvision, for the sum of approximately NIS 1.538 billion, the major conditions for the completion of the merger were met (including the approval of Company's and Netvision's shareholders meetings; the approval of the Ministry of Communications and the approval of the Israeli Antitrust Authority that the merger transaction does not require its approval).  Consummation of the transaction is subject to certain additional conditions.

For details on the proposed merger transaction with Netvision and the conditions for its consummation see the Company's Proxy Statement filed on form 6-K on June 16, 2011, under "Item 3 – Approval of merger between the Company's subsidiary and Netvision".

Regulation

Cell Sites Sharing - Following previously reported review of mandatory cell site sharing, in July 2011 an inter ministry team of the Ministries of Communications, or MOC, Finance, Interior, Environmental Protection and the Anti-Trust Commissionaire, published its recommendations regarding cell site sharing. The recommendations include compulsory cell sites sharing in the construction of new cell sites or modification to existing cell sites which require a building permit (the MOC may exempt sharing for technological and engineering hindrance), while providing preference and leniencies to the new UMTS operators, as well as the reduction of existing non shared cell sites quantity. These recommendations or similar recommendations, if enacted, shall burden the construction of new cell sites and modifications to existing cell sites, and may adversely effect the Company's existing network, the network build-out and the Company's results of operations.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, in relation to cell site sharing under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We Operate in a heavily regulated industry, which can harm our results of operations” and under “Item 4. Information on the Company – B. Business Overview – Government Regulations – Additional UMTS Operators”; in relation to cell sited regulation under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” and under “Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell Site Construction – Site licensing”; and in relation to new UMTS operators see the Company's immediate report regarding the Company's results of operations in the first quarter of 2011 on form 6-K dated May 16, 2011, under "Other developments during the first quarter of 2011 and subsequent to the end of the reporting period – New UMTS operators".

Non Ionising Radiation – In May, 2011, the International Agency for Research on Cancer, an agency of the World Health Organization, or WHO,  issued a press release, classifying radiofrequency electromagnetic fields as possibly carcinogenic to humans (Group 2B), based on an increased risk for glioma, a malignant type of brain cancer, associated with wireless phone use.  In June 2011, the WHO publication noted that to date, no adverse health effects have been established as being caused by mobile phone use and while an increased risk of brain tumors is not established, the increasing use of mobile phones and the lack of data for mobile phone use over time periods longer than 15 years warrant further research of mobile phone use and brain cancer risk, particularly given recent popular use by younger people with potentially longer period of exposure.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under “Item 3. Key Information – D. Risk Factors – Risks related to our business –  Alleged risks relating to non-ionizing radiation generated from cell sites and cellular telecommunications devices may harm our business" and under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Handsets" and the Company's immediate reports on form 6-K dated June 7, 2011 regarding a purported class action filed against the Company.

Israeli Restrictive Trade Practices Law - In July 2011, the previously reported amendment to the Israeli Restrictive Trade Practices Law, 1988, giving the Director General of the Israeli Antitrust Authority powers in determining that certain entities in a specific market act as an oligopoly, as well as to regulate and give instructions to all or some of the participants of an oligopolic market, was enacted.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations" and " We face intense competition in all aspects of our business” as well as under "Item 4. Information on the Company – B. Business Overview – Competition”.

New UMTS operators - Following our previous report as to the UMTS spectrum tender winners, the Ministry of Communications disqualified Marathon Mobile X Ltd., the original winner (in addition to Mirs Communications Ltd. or Mirs, an existing cellular operator) for not fulfilling the terms of the tender and following a second disqualification of a third winner, announced Golan Telecom Ltd. as the second winner, in addition to Mirs.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We operate in a heavily regulated industry, which can harm our results of operations" and " We face intense competition in all aspects of our business” as well as under "Item 4. Information on the Company – B. Business Overview – Government Regulations – Additional UMTS Operators” and the Company's immediate report regarding the Company's results of operations in the first quarter of 2011 on form 6-K dated May 16, 2011, under "Other developments during the first quarter of 2011 and subsequent to the end of the reporting period – New UMTS operators".

Tariff Supervision

Interconnect Tariffs - Following the Company’s previous announcements regarding the reduction of interconnect tariffs payable to cellular operators in Israel as of January 2011 according to the Israeli Communications Regulations (Telecommunications and Broadcasting) (Payment for Interconnecting), 2000 and the  filing of a petition by the Company with the Israeli Supreme Court of Justice in that regard (two other cellular operators filed a similar petition), in June 2011 the petition was dismissed with prejudice with the Company's consent (the other petitions were dismissed  with prejudice as well with the consent of the other petitioners).

Royalties - Following the Company’s previous announcements regarding the increase of the royalties’ rate payable to the State of Israel according to the Israeli Communications Regulations (Royalties), 2001 to 1.75% in 2011 and 2.5% in 2012 (subject to certain conditions) and the filing of a petition with the Israeli Supreme Court of Justice by the Company and two other cellular operators in that regard, in July 2011 the State announced it accepts the Supreme Court's suggestion to set the royalties' rate to 1.75% in 2011 and 2012 (subject to the same conditions) and to 0% starting 2013. The state reserved its right to charge royalties or other payments by primary legislation. The petitioners also accepted the Supreme Court's suggestion.

For additional details see the Company's most recent annual report on Form 20-F for the year ended December 31, 2010, under "Item 4. Information on the Company – B. Business Overview – Government Regulations - Tariff Supervision" and under " - Royalties".

Shelf Prospectus and Decision to raise Debt

In July 2011, the Company filed a shelf prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus will allow the Company, from time to time, to offer and sell debt, equity warrants and tradable papers in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which the Company will describe the terms of the securities offered and the specific details of the offering. At this stage, no decision has been made as to the execution of any such offering, nor as to its scope, terms and timing, if executed, and there is no certainty that such offering will be executed.

In August 2011, the Company's board of directors decided to commence preparations for raising debt by offering to the public, in Israel only, debentures of a new series, one or more, in an aggregate principal amount of NIS 300-500 million, under the Company's shelf prospectus. The proposed offering is subject to the filing of a supplemental shelf offering report with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The timing, terms and amount of such contemplated offering have not been determined yet and are subject to a further approval of the Company's board of directors. The Company intends to use the net proceeds of such contemplated offering, if executed, for the partial financing of the merger transaction with Netvision, if completed, as detailed above, and for general corporate purposes, which may include: financing its operating and investment activity, refinancing of outstanding debt under the Company's debentures, and continued dividend distribution as customary in the Company, subject to the decision of the Company’s board of directors from time to time. There is no assurance that such offering will be executed, nor as to its timing, terms and amount.

The contemplated offering described in this press release, will be made in Israel to residents of Israel only. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Any securities that may be offered pursuant to the Shelf Prospectus will not be and have not been registered under the U.S. Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

For additional details of the Company's public debentures, see the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 5 – Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service” and the Company's immediate report regarding the Company's results of operations in the first quarter of 2011 on form 6-K dated May 16, 2011, under "Other developments during the first quarter of 2011 and subsequent to the end of the reporting period – Issuance of Debentures". Regarding the merger transaction with Netvision see above. Regarding the Company's dividend policy see the Company's annual report for the year ended December 31, 2010 on Form 20-F, under “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Conference Call Details

The Company will be hosting a conference call on Monday, August 8, 2011 at 9:00 am ET, 6:00 am PST, 14:00 GMT, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below.  Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553	UK Dial-in Number: 0 800 917 9141
Israel Dial-in Number: 03 918 0610	International Dial-in Number: +972 3 918 0610
at: 9:00 am ET; 6:00 am PST; 14:00 GMT; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.366 million subscribers (as at June 30, 2011) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology.  These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial results, our anticipated growth strategies and anticipated trends in our business.  These statements are only predictions based on our current expectations and projections about future events.  There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of our license, new legislation or decisions by the regulator affecting our operations, the outcome of legal proceedings to which we are a party, particularly class action lawsuits, our ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in our filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in our Annual Report for the year ended December 31, 2010.

Although we believe the expectations reflected in the forward-looking statements contained herein are reasonable, we cannot guarantee future results, level of activity, performance or achievements.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.  We assume no duty to update any of these forward-looking statements after the date hereof to conform our prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the US$\New Israeli Shekel (NIS) conversion rate of NIS 3.415 = US$ 1 as published by the Bank of Israel on June 30, 2011.

Use of non-IFRS financial measures

EBITDA is a non-IFRS measure and is defined as income before financing income (expenses), net; other income (expenses), net; income tax; depreciation and amortization. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, EBITDA may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation between the net income and the EBITDA presented at the end of this Press Release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities minus the net cash used in investing activities plus short-term investment in tradable debentures. See the reconciliation note at the end of this Press Release.

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Financial Tables Follow

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Financial position

		Convenience
		translation
		into US dollar
	June 30,	June 30,	June 30,	December 31,
	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Assets
Cash and cash equivalents	1,527	447	585	533
Current investments, including derivatives	390	114	414	404
Trade receivables	1,571	460	1,588	1,478
Other receivables	70	21	59	64
Inventory	138	40	123	104

Total current assets	3,696	1,082	2,769	2,583

Trade and other receivables	858	251	573	597
Property, plant and equipment, net	1,961	574	2,048	2,063
Intangible assets, net	672	197	788	753

Total non- current assets	3,491	1,022	3,409	3,413

Total assets	7,187	2,104	6,178	5,996

Liabilities
Debentures current maturities	594	174	343	348
Trade payables and accrued expenses	767	224	694	716
Current tax liabilities	82	24	135	132
Provisions	101	30	97	84
Other current liabilities, including derivatives	397	116	372	379
Dividend declared	292	85	-	-

Total current liabilities	2,233	653	1,641	1,659

Debentures	4,575	1,340	4,026	3,913
Provisions	18	5	18	17
Other long-term liabilities	2	1	1	1
Deferred taxes	61	18	81	65

Total non- current liabilities	4,656	1,364	4,126	3,996

Total liabilities	6,889	2,017	5,767	5,655

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(20)	(6)	(9)	(21)
Retained earnings	317	93	419	361

Total shareholders’ equity	298	87	411	341

Total liabilities and shareholders’ equity	7,187	2,104	6,178	5,996

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Income

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	3,176	930	3,271	1,589	465	1,691	6,662
Cost of revenues	(1,554)	(455)	(1,639)	(804)	(235)	(838)	(3,322)

Gross profit	1,622	475	1,632	785	230	853	3,340

Selling and marketing expenses	(441)	(129)	(361)	(232)	(68)	(198)	(756)
General and administrative expenses	(313)	(92)	(314)	(156)	(46)	(155)	(641)
Other expenses, net	-	-	(1)	-	-	(1)	(5)

Operating income	868	254	956	397	116	499	1,938

Financing income	61	18	47	45	13	47	106
Financing expenses	(203)	(60)	(144)	(120)	(35)	(108)	(336)
Financing expenses, net	(142)	(42)	(97)	(75)	(22)	(61)	(230)

Income before income tax	726	212	859	322	94	438	1,708
Income tax	(176)	(51)	(219)	(78)	(23)	(112)	(417)

Net income	550	161	640	244	71	326	1,291

Earnings per share
Basic earnings per share in NIS	5.53	1.62	6.47	2.45	0.72	3.30	13.04

Diluted earnings per share in NIS	5.53	1.62	6.43	2.45	0.72	3.28	12.98

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from operating activities

Net income for the period	550	161	640	244	71	326	1,291

Adjustments for:
Depreciation and Amortization	336	98	363	168	49	182	724
Share based payments	1	-	-	1	-	-	1
Loss on sale of assets	-	-	1	-	-	1	5
Income tax expense	176	51	219	78	23	112	417
Financing expenses, net	142	42	97	75	22	61	230

Changes in operating assets and liabilities:
Changes in inventories	(38)	(11)	(5)	(19)	(5)	-	-
Changes in trade receivables (including long-term amounts)	(326)	(95)	63	(209)	(61)	(13)	172
Changes in other receivables (including long-term amounts)	(6)	(2)	(13)	(2)	(1)	12	(6)
Changes in trade payables and accrued expenses	117	34	(36)	(5)	(1)	(2)	(42)
Changes in other liabilities (including long-term amounts)	12	4	(13)	(6)	(2)	(19)	(16)
Payments for derivative hedging contracts, net	(9)	(3)	(12)	(6)	(2)	(7)	(16)
Income tax paid	(206)	(60)	(171)	(86)	(25)	(71)	(380)
Net cash from operating activities	749	219	1,133	233	68	582	2,380

Cellcom Israel Ltd.
(An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont’d)

	Six-month period ended June 30,			Three-month period ended June 30,			Year ended December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
Cash flows from investing activities
Acquisition of property, plant, and equipment	(135)	(40)	(212)	(53)	(15)	(107)	(441)
Acquisition of intangible assets	(52)	(15)	(100)	(18)	(5)	(42)	(180)
Acquisition of operation	-	-	(108)	-	-	(108)	(108)
Change in current investments, net	8	2	(138)	6	2	-	(154)
Payments for other derivative contracts, net	(9)	(3)	(8)	(6)	(2)	(3)	(17)
Proceeds from sales of property, plant and equipment	2	1	1	1	-	-	2
Interest received	20	6	4	17	5	1	9
Net cash used in investing activities	(166)	(49)	(561)	(53)	(15)	(259)	(889)

Cash flows from financing activities
Proceeds from derivative contracts, net	10	3	17	6	2	4	34
Payments for short term borrowings	-	-	(8)	-	-	(5)	(8)
Repayment of debentures	(175)	(51)	(171)	-	-	-	(343)
Proceeds from issuance of debentures, net of issuance costs	1,033	303	-	-	-	-	-
Dividend paid	(334)	(98)	(611)	(303)	(89)	(355)	(1,319)
Interest paid	(123)	(36)	(117)	-	-	-	(225)
Net cash provided from (used in) financing activities	411	121	(890)	(297)	(87)	(356)	(1,861)

Changes in cash and cash equivalents	994	291	(318)	(117)	(34)	(33)	(370)
Balance of cash and cash equivalents at beginning of the period	533	156	903	1,644	481	618	903
Balance of cash and cash equivalents at end of the period	1,527	447	585	1,527	447	585	533

Cellcom Israel Ltd.
(An Israeli Corporation)

Reconciliation for Non-IFRS Measures

EBITDA

The following is a reconciliation of net income to EBITDA:

	Three-month period ended June 30,			Year ended December 31,
	2011 NIS millions (Unaudited)	Convenience translation into US dollar 2011 US$ millions (Unaudited)	2010 NIS millions (Unaudited)	2010 NIS millions (Audited)
Net income	244	71	326	1,291
Income taxes	78	23	112	417
Financing income	(45)	(13)	(47)	(106)
Financing expenses	120	35	108	336
Other expenses (income)	-	-	1	5
Depreciation and amortization	168	49	182	724
EBITDA	565	165	682	2,667

Free Cash Flow

The following table shows the calculation of free cash flow:

	Three-month period ended June 30,			Year ended December 31,
	2011 NIS millions (Unaudited)	Convenience translation into US dollar 2011 US$ millions (Unaudited)	2010 NIS millions (Unaudited)	2010 NIS millions (Audited)
Cash flows from operating activities	233	68	582	2,380
Cash flows from investing activities	(53)	(15)	(259)	(889)
Short-term Investment in tradable debentures	(6)	(2)	-	154
Free cash flow	174	51	323	1,645

Item 2

Cellcom Israel Ltd. and Subsidiaries Financial Statements As at June 30, 2011 (Unaudited)

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Financial Statements as at June 30, 2011

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Financial position

	June 30, 2011	Convenience translation into US dollar (Note 2D) June 30, 2011	June 30, 2010	December 31, 2010
	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Assets
Cash and cash equivalents	1,527	447	585	533
Current investments, including derivatives	390	114	414	404
Trade receivables	1,571	460	1,588	1,478
Other receivables	70	21	59	64
Inventory	138	40	123	104

Total current assets	3,696	1,082	2,769	2,583

Trade and other receivables	858	251	573	597
Property, plant and equipment, net	1,961	574	2,048	2,063
Intangible assets, net	672	197	788	753

Total non-current assets	3,491	1,022	3,409	3,413

Total assets	7,187	2,104	6,178	5,996

Liabilities
Debentures current maturities	594	174	343	348
Trade payables and accrued expenses	767	224	694	716
Current tax liabilities	82	24	135	132
Provisions	101	30	97	84
Other current liabilities, including derivatives	397	116	372	379
Dividend Declared	292	85	-	-

Total current liabilities	2,233	653	1,641	1,659

Debentures	4,575	1,340	4,026	3,913
Provisions	18	5	18	17
Other long-term liabilities	2	1	1	1
Deferred taxes	61	18	81	65

Total non-current liabilities	4,656	1,364	4,126	3,996

Total liabilities	6,889	2,017	5,767	5,655

Shareholders’ equity
Share capital	1	-	1	1
Cash flow hedge reserve	(20)	(6)	(9)	(21)
Retained earnings	317	93	419	361

Total shareholders’ equity	298	87	411	341

Total liabilities and shareholders’ equity	7,187	2,104	6,178	5,996

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Income

	Six -month period ended			Three -month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	3,176	930	3,271	1,589	465	1,691	6,662
Cost of revenues	(1,554)	(455)	(1,639)	(804)	(235)	(838)	(3,322)

Gross profit	1,622	475	1,632	785	230	853	3,340

Selling and marketing expenses	(441)	(129)	(361)	(232)	(68)	(198)	(756)
General and administrative expenses	(313)	(92)	(314)	(156)	(46)	(155)	(641)
Other expenses, net	-	-	(1)	-	-	(1)	(5)

Operating income	868	254	956	397	116	499	1,938

Financing income	61	18	47	45	13	47	106
Financing expenses	(203)	(60)	(144)	(120)	(35)	(108)	(336)
Financing expenses, net	(142)	(42)	(97)	(75)	(22)	(61)	(230)

Income before income tax	726	212	859	322	94	438	1,708
Income tax	(176)	(51)	(219)	(78)	(23)	(112)	(417)

Net income	550	161	640	244	71	326	1,291

Earnings per share
Basic earnings per share in NIS	5.53	1.62	6.47	2.45	0.72	3.30	13.04

Diluted earnings per share in NIS	5.53	1.62	6.43	2.45	0.72	3.28	12.98

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

	Six-month period ended			Three-month period ended			Year ended
	June 30,					June 30,	December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Net change in fair value of cash flow hedges transferred to profit and loss	11	3	12	6	2	9	(10)

Changes in fair value of cash flow hedges	(7)	(2)	5	(3)	(1)	8	9

Income tax on other comprehensive income	(3)	(1)	(3)	(2)	(1)	(2)	3

Other comprehensive income, net of income tax	1	-	14	1	-	15	2

Net income for the period	550	161	640	244	71	326	1,291

Total comprehensive income for the period	551	161	654	245	71	341	1,293

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into US dollar (Note 2D)
	NIS millions				US$ millions
For the six-month period ended June 30, 2011
(Unaudited)
Balance as of January 1, 2011
(Audited)	1	(21)	361	341	100
Other comprehensive income for the period, net of tax	-	1	-	1	-
Net income for the period	-	-	550	550	161
Share based payments	-	-	1	1	-
Cash dividend paid	-	-	(303)	(303)	(89)
Cash dividend declared	-	-	(292)	(292)	(85)
Balance as of June 30, 2011 (Unaudited)	1	(20)	317	298	87

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the six-month period ended June 30, 2010
(Unaudited)
Balance as of January 1, 2010
(Audited)	1	(23)	396	374
Other comprehensive income for the period, net of tax	-	14	-	14
Net income for the period	-	-	640	640
Cash dividend paid	-	-	(617)	(617)
Balance as of June 30, 2010 (Unaudited)	1	(9)	419	411

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total	Convenience translation into US dollar (Note 2D)
	NIS millions				US$ millions
For the three-month period ended June 30, 2011
(Unaudited)
Balance as of April 1, 2011 (Unaudited)	1	(21)	364	344	101
Other comprehensive income for the period net of tax	-	1	-	1	-
Net income for the period	-	-	244	244	71
Share based payments	-	-	1	1	-
Cash dividend declared	-	-	(292)	(292)	(85)
Balance as of June 30, 2011 (Unaudited)	1	(20)	317	298	87

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (cont'd)

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the three-month period ended June 30, 2010
(Unaudited)
Balance as of April 1, 2010
(Unaudited)	1	(24)	453	430
Other comprehensive income for the period net of tax	-	15	-	15
Net income for the period	-	-	326	326
Cash dividend paid	-	-	(360)	(360)
Balance as of June 30, 2010 (Unaudited)	1	(9)	419	411

	Share capital amount	Cash flow hedge reserve	Retained earnings	Total
	NIS millions
For the year ended December 31, 2010
(Audited)
Balance as of January 1, 2010
(Audited)	1	(23)	396	374
Other comprehensive income for the year, net of tax	-	2	-	2
Net income for the year	-	-	1,291	1,291
Share based payments	-	-	1	1
Cash dividend paid	-	-	(1,327)	(1,327)
Balance as of December 31, 2010 (Audited)	1	(21)	361	341

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

	Six- month period ended			Three- month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities
Net income for the period	550	161	640	244	71	326	1,291
Adjustments for:
Depreciation and Amortization	336	98	363	168	49	182	724
Share based payments	1	-	-	1	-	-	1
Loss on sale of assets	-	-	1	-	-	1	5
Income tax expense	176	51	219	78	23	112	417
Financial expenses, net	142	42	97	75	22	61	230

Changes in operating assets and liabilities:
Changes in inventories	(38)	(11)	(5)	(19)	(5)	-	-
Changes in trade receivables (including long- term amounts)	(326)	(95)	63	(209)	(61)	(13)	172
Changes in other receivables (including long- term amounts)	(6)	(2)	(13)	(2)	(1)	12	(6)
Changes in trade payables and accrued expenses	117	34	(36)	(5)	(1)	(2)	(42)
Changes in other liabilities (including long-term amounts)	12	4	(13)	(6)	(2)	(19)	(16)
Payments for derivative hedging contracts, net	(9)	(3)	(12)	(6)	(2)	(7)	(16)
Income tax paid	(206)	(60)	(171)	(86)	(25)	(71)	(380)
Net cash from operating activities	749	219	1,133	233	68	582	2,380

Cash flows from investing activities
Acquisition of property, plant, and equipment	(135)	(40)	(212)	(53)	(15)	(107)	(441)
Acquisition of intangible assets	(52)	(15)	(100)	(18)	(5)	(42)	(180)
Acquisition of operation	-	-	(108)	-	-	(108)	(108)
Change in current investments, net	8	2	(138)	6	2	-	(154)
Payments for other derivative contracts, net	(9)	(3)	(8)	(6)	(2)	(3)	(17)
Proceeds from sales of property, plant and equipment	2	1	1	1	-	-	2
Interest received	20	6	4	17	5	1	9
Net cash used in investing activities	(166)	(49)	(561)	(53)	(15)	(259)	(889)

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd)

	Six-month period ended			Three-month period ended			Year ended
	June 30,			June 30,			December 31,
		Convenience			Convenience
		translation			translation
		into US dollar			into US dollar
		(Note 2D)			(Note 2D)
	2011	2011	2010	2011	2011	2010	2010
	NIS millions	US$ millions	NIS millions	NIS millions	US$ millions	NIS millions	NIS millions
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Cash flows from financing activities
Proceeds from derivative contracts, net	10	3	17	6	2	4	34
Payments for short term borrowings	-	-	(8)	-	-	(5)	(8)
Repayment of debentures	(175)	(51)	(171)	-	-	-	(343)
Proceeds from issuance of debentures, net of issuance costs	1,033	303	-	-	-	-	-
Dividend paid	(334)	(98)	(611)	(303)	(89)	(355)	(1,319)
Interest paid	(123)	(36)	(117)	-	-	-	(225)

Net cash provided from (used in) financing activities	411	121	(890)	(297)	(87)	(356)	(1,861)

Changes in cash and cash equivalents	994	291	(318)	(117)	(34)	(33)	(370)

Balance of cash and cash equivalents at beginning of the period	533	156	903	1,644	481	618	903

Balance of cash and cash equivalents at end of the period	1,527	447	585	1,527	447	585	533

The accompanying notes are an integral part of the interim consolidated financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 1 - General

Cellcom Israel Ltd. and its subsidiaries ("the Company") is a company incorporated and domiciled in Israel and its official address is 10 Hagavish street, Netanya 42140, Israel. The condensed consolidated interim financial statements of the Company as at and for the six months ended June 30, 2011 comprise of Cellcom Israel Ltd. and its subsidiaries. The Company operates and maintains a cellular mobile telephone system and provides cellular mobile telephone services in Israel under a single operating segment. The Company is a consolidated subsidiary of Discount Investment Corporation (the parent company "DIC"). The Company's ultimate parent company is Ganden Holdings Ltd., and Mr. Nochi Dankner is the ultimate controlling shareholder.

Note 2 – Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB).

These condensed consolidated interim financial statements have been prepared in accordance with (IFRS) IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2010.

These condensed consolidated financial statements were approved by the Board of Directors on August 7, 2011.

B.	Functional and presentation currency

These condensed consolidated interim financial statements are presented in New Israeli Shekels ("NIS"), which is the Company's functional currency, and are rounded to the nearest million. NIS is the currency that represents the primary economic environment where the Company operates in.

C.	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the basis of historical cost except for current investments and derivative financial instruments that are presented according to their fair value.

The value of non monetary assets and equity items that were measured on the basis of historical cost, have been adjusted for changes in the general purchasing power of the Israeli currency -NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003, as until that date the Israeli economy was considered hyperinflationary.

D.	Convenience translation into U.S. dollars (“dollars” or “$”)

For the convenience of the reader, the reported NIS figures as of June 30, 2011, have been presented in dollars, translated at the representative rate of exchange as of June 30, 2011 (NIS 3.415 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 2 – Basis of Preparation (cont'd)

E.	Use of estimates and judgments

The preparation of interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Management determines estimates based upon past experience, various factors, external sources and reasonable assumptions according to the circumstances appropriate to each estimate. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The estimates and underlying assumptions that were applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2010.

F.	Exchange rates and Consumer Price Indexes are as follows:

	Exchange rates of US$		Consumer Price Index (points)
As of June 30, 2011	3.415		216.3
As of June 30, 2010	3.875		207.6
As of December 31, 2010	3.549		211.7

Increase (decrease) during the period:

Six months ended June 30, 2011	(3.8%	)	2.2%
Six months ended June 30, 2010	2.6%		0.7%
Three months ended June 30, 2011	(1.9%	)	1.5%
Three months ended June 30, 2010	4.4%		1.6%
Year ended December 31, 2010	(5.9%	)	2.7%

Note 3 - Significant Accounting Policies

The accounting policies that were applied in the preparation of these condensed interim financial statements are consistent with those applied in the preparation of the Company's annual financial statements as at December 31, 2010, except for those mentioned below.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

A.	First adoption of new standards and interpretations:

1.
IAS 24 (2009) Related Party Disclosures (hereinafter – “the Standard”). The new standard includes changes in the definition of a related party and changes with respect to disclosures required by entities related to government. The Standard is to be applied retrospectively for annual periods beginning on or after January 1, 2011. The amendment has no material impact on the Company's financial statements.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

A.	First adoption of new standards and interpretations (cont'd)

2.
Amendment to IAS 34 Interim Financial Reporting – Significant events and transactions (hereinafter – “the Amendment”) – The Amendment expanded the list of events and transactions that require disclosure in interim financial statements, such as the recognition of a loss from the impairment in value of financial assets and changes in the classification of assets as a result of changes in their purpose or use. In addition, the materiality threshold was removed from the minimum disclosure requirements included in the Standard before its amendment. The Amendment was applied for interim periods beginning after January 1, 2011.

3.
Amendment to IFRS 7 Financial Instruments: Disclosures – Clarification of disclosures (hereinafter – “the Amendment”) – The Amendment requires adding an explicit declaration that the interaction between the qualitative and quantitative disclosures enables the users of the financial statements to better assess the company’s exposure to risks arising from financial instruments. Furthermore, the clause stating that quantitative disclosures are not required when the risk is immaterial was removed, and certain disclosure requirements regarding credit risk were amended while others were removed. The Amendment is effective for annual periods beginning on or after January 1, 2011.

B.	New standards and interpretations not yet adopted

A number of new standards, amendments to standards and interpretations are not yet effective, and have not been applied in preparing these consolidated financial statements. The Company is assessing the effects in its financial statements:

1.
IFRS 10 Consolidated Financial Statements (hereinafter – “IFRS 10”). IFRS 10 replaces the requirements of IAS 27 Consolidated and Separate Financial Statements and the requirements of SIC-12 Consolidation – Special Purpose Entities with respect to the consolidation of financial statements, so that the requirements of IAS 27 will continue to be valid only for separate financial statements. IFRS 10 is applicable retrospectively (with a certain relief) for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that also the two additional standards that were issued– IFRS 11 Joint Arrangements and IFRS 12 Disclosure of Involvement with Other Entities are early adopted.

2.
IFRS 11 Joint Arrangements (hereinafter – “IFRS 11”). IFRS 11 replaces the requirements of IAS 31 Interests in Joint Ventures (hereinafter – IAS 31) and amends part of the requirements in IAS 28 Investments in Associates. IFRS 11 defines a joint arrangement as an arrangement over which two or more parties have joint control (as defined in IFRS 10). Joint arrangements are divided into two types: a joint operation and a joint venture. IFRS 11 is applicable retrospectively for annual periods beginning on or after January 1, 2013, but there are specific requirements for retrospective implementation in certain cases. Early adoption is permitted providing that disclosure is provided and that also the two additional standards published – IFRS 10 consolidated financial statements and IFRS 12 disclosure of involvement with other entities are early adopted.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 3 - Significant Accounting Policies (cont'd)

B.	New standards and interpretations not yet adopted (cont'd)

3.
IFRS 12 Disclosure of Involvement with Other Entities (hereinafter – “IFRS 12”). IFRS 12 contains extensive disclosure requirements for entities that have interests in subsidiaries, joint arrangements (i.e. joint operations or joint ventures), associates and unconsolidated structured entities. IFRS 12 is applicable for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that the two additional standards published – IFRS 10 consolidated financial statements and IFRS 11 joint arrangements. Nevertheless, it is permitted to voluntarily provide the additional disclosures required by IFRS 12 prior to its adoption without early adopting the other standards.

4.
IFRS 13 Fair Value Measurement (hereinafter – “IFRS 13”). IFRS 13 replaces the fair value measurement guidance contained in individual IFRS with a single source of fair value measurement guidance. It defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. IFRS 13 does not introduce new requirements to measure assets or liabilities at fair value. IFRS 13 is applicable prospectively for annual periods beginning on or after January 1, 2013. Earlier application is permitted with disclosure of that fact. The disclosure requirements of IFRS 13 need not be applied in comparative information for periods before initial application.

5.
Amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income (hereinafter – “the amendment”). The amendment changes the presentation of items of other comprehensive income (hereinafter – “OCI”) in the financial statements, so that items of OCI that may be reclassified to profit or loss in the future, would be presented separately from those that would never be reclassified to profit or loss. Additionally, the amendment changes the title of the Statement of Comprehensive Income to Statement of Profit or Loss and Other Comprehensive Income. However, entities are still allowed to use other titles. The amendment is effective for annual periods beginning on or after July 1, 2012. The amendment will be applied retrospectively. Early adoption is permitted providing that disclosure is provided.

6.
Amendment to IAS 19, Employee benefits (hereinafter – “the amendment”). The amendment introduces a number of changes to the accounting treatment of employee benefits. The amendment requires immediate recognition of past service costs regardless of whether the benefits have vested or not. The amendment changes the definitions of short-term employee benefits and of other long term employee benefits, so that the distinction between the two will depend on when the entity expects the benefits to be wholly settled, rather than when settlement is due. Furthermore, the amendment enhances the disclosure requirements for defined benefit plans, and clarifies the definition of termination benefits so that they will be recognized at the earlier of when the entity recognizes costs for a restructuring that includes the payment of termination benefits, and when the entity can no longer withdraw the offer of the termination benefits. The amendment is applicable retrospectively for annual periods beginning on or after January 1, 2013. Early adoption is permitted providing that disclosure is provided.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 4 – Loans and borrowings

Debentures

In March, 2011, the Company issued additional debentures of Series D to the public in Israel in the aggregate principal amount of approximately NIS 294 million in exchange for a total consideration of approximately NIS 383 million, representing an effective interest rate of 2.23% per annum, linked to the Israeli consumer price index. The debentures of series D are payable in five equal annual installments, on July 1 of each of the years 2013 through 2017. The debentures bear an annual interest of 5.19%. The interest is to be paid (or was paid) in annual installments on July 1 of each of the years 2008 through 2017. Both the principal amount and interest are linked to the Israeli Consumer Price Index for August 2007.

In March, 2011, the Company issued additional debentures of Series E to the public in Israel in the aggregate principal amount of approximately NIS 632 million in exchange for a total consideration of approximately NIS 658 million, representing an effective interest rate of 5.47% per annum, without linkage. The debentures of series E are payable in six equal annual installments on January 5 of each of the years 2012 through 2017. The debentures bear an annual interest of 6.25%. The interest is to be paid (or was paid) in annual installments on January 5 of each of the years 2010 through 2017. Both the principal amount and interest are without any linkage.

The debentures were offered and sold pursuant to a supplemental shelf offering report that the Company filed in March 2011 with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The offering was made under the Company's shelf prospectus dated March, 2009.

The Company intends to use the net proceeds from the offering for partial financing of the proposed merger transaction with Netvision Ltd. (if executed) and general corporate purposes, which may include financing its operating and investing activity, refinancing of outstanding debt under its debentures, and continued dividend distributions as customary in the Company, subject to the decisions of the Company's board of directors from time to time. For details on the proposed merger transaction with Netvision see note 9 in these interim consolidated financial statements as at June 30, 2011.

In July 2011, subsequent to the reporting date, the Company filed a shelf prospectus with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The shelf prospectus will allow the Company, from time to time, to offer and sell debt, equity, warrants and tradable papers in Israel, in one or more offerings, subject to a supplemental shelf offering report, in which the Company will describe the terms of the securities offered and the specific details of the offering.

In August 2011, subsequent to the reporting date, the Company's board of directors decided to commence preparations for raising debt by offering to the public, in Israel only, debentures of a new series, one or more, in an aggregate principal amount of NIS 300-500 million, under the Company's shelf prospectus. The proposed offering is subject to the filing of a supplemental shelf offering report with the Israeli Securities Authority and the Tel Aviv Stock Exchange. The timing, terms and amount of such contemplated offering have not been determined yet and are subject to a further approval of the Company's board of directors. The Company intends to use the net proceeds of such contemplated offering, if executed, for the partial financing of the merger transaction with Netvision, if completed, and for general corporate purposes, which may include: financing its operating and investment activity, refinancing of outstanding debt under the Company's debentures, and continued dividend distribution as customary in the Company, subject to the decision of the Company’s board of directors from time to time.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 5 - Shareholders' Equity

Dividends declared during the reported period are as follows:

	Six-month period ended		Three-month period ended
	June 30, 2011		June 30, 2011
		Convenience translation		Convenience translation
		into US dollars		into US dollars
		(Note 2D)		(Note 2D)
	NIS millions	US$ millions	NIS millions	US$ millions

3.05 NIS per share	303	89	-	-
2.93 NIS per share	292	85	292	85
	595	174	292	85

On April 28, 2011, the Company paid a cash dividend in the amount of NIS 3.05 per share, totaling approximately NIS 303 million.

On July 7, 2011, subsequent to the end of the reporting date, the Company paid a cash dividend in the amount of NIS 2.93 per share, totaling approximately NIS 292 million.

On August 7, 2011, subsequent to the end of the reporting date, the Company’s Board of Directors declared a cash dividend in the amount of NIS 2.33 per share, totaling approximately NIS 232 million, to be paid on October 17, 2011, to the shareholders of the Company of record at the end of the trading day in the NYSE on October 5, 2011.

Note 6 – Share-based payments

In May 2011, the Company's board of directors resolved to enlarge the initial pool of options or restricted stock units, or RSUs, of the Company's 2006 Share Incentive Plan, or the Plan, by 1.4 million options or RSUs and to grant 1.06 million additional options to certain non director officers and senior employees of the Company, out of which 315 thousand options to the Company's CEO, at an exercise price of $31.74 per share (dividend adjusted). The options granted will be vested in 3 equal installments on each of the first, second and third anniversary of the date of the grant. The options of the first installment may be exercised within 24 months from their vesting and the second and third installments may be exercised within 18 month from their vesting.

The Company's board of directors further amended the Plan so that the definition of corporate transactions triggering accelerated vesting of the options/RSUs, will include sale or other disposition of all or substantially all of our outstanding shares rather than DIC (The Company's controlling shareholder) ceasing to control (as this term is defined in the Israeli Companies Law).

The fair value of share options granted was calculated at $4.84 per option, in accordance with the following assumptions:

Share price at grant date	$31.58
Exercise price	$31.74
Expected volatility (weighted average life)	24.35%
Option life (expected weighted average life)	2.3 years
Risk free interest rate (weighted average)	0.7%

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Contingent Liabilities

In the ordinary course of business, the Company is involved in numerous lawsuits. The costs that may result from these lawsuits are only accrued for when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties and where applicable – approved by the court. Described here under are updates of lawsuits presented in 2010 annual financial statements:

1.
In September 2000, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa by one of the Company’s subscribers in connection with VAT charges in respect of insurance premiums and the provision of insurance services that were allegedly provided not in accordance with the law. In April 2011, the purported class action was dismissed with prejudice. Had the lawsuit been certified as a class action, the amount claimed was estimated by the plaintiff to be NIS 402 million.

2.
In August 2003, a purported class action lawsuit was filed against the Company in the District Court of Tel-Aviv–Jaffa (and later transferred to the District Court of the Central Region) by one of the Company’s subscribers in connection with the Company's method of rounding the rates of calls, the Company's method of linking rates of calls to the consumer price index and an alleged unlawful approval of a certain rate that was approved by the Ministry of Communications in 1996. Following the amendment to the Consumer Protection Law in December 2005, the plaintiff filed an amended statement of its claim in March 2006, to which the Company has replied. If the lawsuit is certified as a class action, the amount claimed (for the original claim) is estimated by the plaintiff to be NIS 150 million. In August 2009 and September 2010, during preliminary proceedings, the court rejected most of the alleged causes of action. As a result, the request to certify the lawsuit as a class action will continue to be heard in respect of one cause of action only: that the Company did not provide its customers full information in regards to the maximum airtime tariff set in the calling plan and the Company's license, prior to entering into a calling plan. In November 2010, the plaintiff appealed the decision to the Supreme Court and in July 2011 filed a revised appeal, only in relation to the Court's decision to accept the Company's defense of limitations in relation to most of the alleged causes.

3.
In November 2006, a purported class action lawsuit was filed against the Company; a third party that had provided services to customers of the Company (“the Supplier”) and other parties allegedly related to the Supplier, in the District Court of Tel-Aviv–Jaffa by a subscriber of the Company. The lawsuit is in connection with sums allegedly charged by the Company in respect of content services of the Supplier without the subscriber’s consent. The request to certify the lawsuit as a class action was approved in March 2009. The total amount claimed from the Company, the Supplier and other parties was estimated by the plaintiffs as approximately NIS 18 million, in addition to another NIS 10 million for mental anguish. In April 2011, the Court approved a settlement by which two content companies will be joined as defendants and will return the amount charged (adjusted to changes in the Israeli Consumer Price Index for July 2006) in respect of the content services provided by the Supplier, to the Company's subscribers. The Company will guarantee the return of the charges by the content companies. The return sum (before index differences) is estimated to be approximately NIS 2.35 million. An additional amount equal to 18% of the return sum shall be paid as compensation to the plaintiff and his lawyer by the content companies.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Contingent Liabilities (cont'd)

4.
In July 2008, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company in connection with allegations that the Company misleads and overcharges certain subscribers, in relation to airtime packages. If the lawsuit is certified as a class action, the amount claimed is estimated by the plaintiff to be approximately NIS 72 million. In April 2011, the Court approved a settlement by which the Company shall return to an agreed group the sum paid by them for exceeding the package. The total return sum for all the members of the plaintiffs group is estimated to be approximately NIS 1.35 million. An additional amount equal to approximately NIS 440 thousand shall be paid as compensation to the plaintiff and his lawyer.  An examiner was appointed by the Court to examine the data and execute the return.

5.
In July 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by two plaintiffs alleging to be subscribers of the Company, in connection with the allegation that the Company's subscribers' agreements violate certain format requirements under the Israeli Standard Contracts Law. In July 2011 the Court approved the plaintiffs request to withdraw the lawsuit. Had the lawsuit been certified as a class action, the total amount claimed from the Company was estimated by the plaintiffs to be approximately NIS 100 million.

6.
In September 2010, a purported class action lawsuit was filed against the Company and two other cellular operators in the District Court of Jerusalem, by a three plaintiffs alleging to be subscribers of the defendants, in connection with the allegation that the defendants violated the prohibition on any linkage between the purchase of a handset and the provision of service-related benefits, set in their license. In July 2011, the lawsuit was dismissed without prejudice. Had the lawsuit been certified as a class action, the total amount claimed from the all three defendants was estimated by the plaintiffs to be approximately NIS 90 million, of which approximately NIS 30 million was attributed to the Company. In September 2010, a similar purported class action was filed against the Company for a claimed amount of approximately NIS 15 million.

7.
In November 2010, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company breached agreements with its subscribers in relation to rebates for handsets. In June 2011, the lawsuit was dismissed without prejudice at the plaintiff's request. Had the lawsuit been certified as a class action, the total amount claimed from the Company was estimated by the plaintiff to be approximately NIS 79 million.

8.
In December 2010, nine purported class action lawsuits were filed against the Company in various District Courts (and later transferred to the District Court of Central Region), by plaintiffs alleging to be the Company's subscribers, claiming compensation for damages (in some of the lawsuits mental anguish as well), in connection with allegations (in all or some of the lawsuits) that the Company misled its subscribers and unlawfully and in violation of its license and agreements with its subscribers, failed to provide service to its subscribers during the network malfunction that occurred on December 1, 2010. In addition, in January 2011, the Ministry of Communications appointed an examination committee to investigate the causes and the Company's handling of the malfunction. Three purported class actions, for the claimed amount of approximately NIS 22 million, NIS 57 million and NIS 200 million were dismissed without prejudice at the respective plaintiff's request. In May 2011, the Court approved a procedural agreement among the plaintiffs in the other six purported class actions. The procedural agreement provides that all but one of the six purported class actions will be withdrawn at their respective plaintiffs' request, and further provides that the purported class action for the claimed amount of approximately NIS 61 million will remain pending and, to the extent requested by the other plaintiffs until June 2011, be amended to include causes of actions and remedies alleged in any of the other five

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Contingent Liabilities (cont'd)

purported class actions. One purported class action (for the claimed amount of approximately NIS 1.18 billion) was dismissed as part of a procedural agreement. Three purported class actions (for the claimed amounts of approximately NIS 1.32 billion, NIS 1.3 billion and NIS 990 million) were dismissed after having failed to comply with the Courts' orders regarding the procedural agreement. The plaintiffs in the eighth lawsuit (for the claimed amount of NIS 25 million) also requested to withdraw, as part of the procedural agreement. To date, no amendment to the remaining purported class action (according to the procedural agreement) was requested.

9.
In March 2011, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be the Company's subscriber, in connection with allegations that the Company discriminates subscribers based on their belonging to a religious group in violation of Prohibition on Discrimination in Products Law. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 60 million.

10.
In April 2011, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to be the Company's subscriber, in connection with allegations that the Company misleads its subscribers in relation to the receipt of certain end user equipment without charge while charging them for an ancillary service. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 48 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

11.
In April 2011, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to be the Company's subscriber, in connection with allegations that the Company unlawfully charges its subscribers with a commission for bills paid in cash in the Israeli Postal Service branches. If the lawsuit is certified as a class action, the total amount claimed from the Company is estimated by the plaintiff to be approximately NIS 151 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

12.
In April 2011, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to have used the Company's pre paid services, in connection with allegations that the Company unlawfully failed to inform such subscribers that it does not allow them to make calls when their pre-paid balance falls below NIS 3. If the lawsuit is certified as a class action, the total amount claimed from the Company (mostly for non-monetary damages) is estimated by the plaintiff to be approximately NIS 161 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

13.
In May 2011, a purported class action lawsuit was filed against the Company and another cellular operator in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a former subscriber of the Company and a subscriber of the other cellular operator, in connection with allegations that the defendants allegedly did not allow subscribers that stopped their subscription with the Company to pay for end user equipment in installments, in violation of the law. If the lawsuit is certified as a class action, the total amount claimed from the defendants (half of which for non-monetary damages) is estimated by the plaintiff to be approximately NIS 200 million, without specifying the amount attributed to the Company individually. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Contingent Liabilities (cont'd)

14.
In May 2011, a purported class action lawsuit was filed against the Company and two other cellular in the District Court of Tel-Aviv-Jaffa, by plaintiffs alleging to be subscribers of the defendants, in connection with the allegation that the defendants' telephonic customer services are not provided within a reasonable time, unlawfully and in violation of their agreements with the subscribers. The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiffs to be approximately NIS 295 million, out of which approximately NIS 107 million is attributed to the Company. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

15.
In May 2011, a purported class action lawsuit was filed against the Company in the District Court of Tel Aviv-Jaffa, by a plaintiff alleging to be a former subscriber of the Company, in connection with allegations that the defendant unlawfully and in violation of its license provides certain rebates and benefits while discriminating between customers. The total amount claimed from the Company if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 150 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

16.
In May 2011, a purported class action lawsuit was filed against the Company in the District Court of Central region, by a plaintiff alleging to be a subscriber of the Company, in connection with the allegation that the Company misled its subscribers in regards to utilization of their surfing package and by doing so caused damages to such subscribers. The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 23 million. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

17.
In June 2011, a purported class action lawsuit was filed against the Company and three other cellular operators in the District Court of Tel-Aviv-Jaffa, by an Israeli citizen, in connection with the allegation that the defendants mislead customers who buy accessories for carrying cellular handsets or do not disclose to them  relevant data concerning radiation hazards associated with the usage of accessories for carrying cellular handsets, allegedly contrary to the cellular handsets manufacturers' instructions and warnings and the Israeli Ministry of Health' recommendations. Thereafter, the plaintiff also requested interim remedies to prevent further sale of such accessories by the Company and two other defendants (the forth allegedly doesn't sell such accessories) or to require them to take necessary precautionary measures, including by complying with alleged disclosure duties and by ceasing alleged misleading. In July 2011, at the request of the Company, the purported class action was transferred to be heard by the Judge hearing the purported class action filed against the Company and three other cellular operators in May 2011, by the same plaintiff and three other plaintiffs, raising similar questions. The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiff to be approximately NIS 1 billion (out of a total sum of approximately NIS 2.7 billion against all defendants), substantially all for non monetary damages. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

18.
In July 2011, subsequent to the reporting date, a purported class action lawsuit was filed against the Company in the District Court of Central Region, by plaintiff claiming to be a subscriber of the Company, in connection with the allegation that the Company unlawfully and in violation of its license and agreement with its customers raised certain tariffs without providing notice reasonable time in advance. The total amount claimed from the Company, if the lawsuit is certified as a class action, is estimated by the plaintiffs to be millions of NIS without specifying how many millions. At this preliminary stage, the Company is unable to assess the lawsuit's chances of success.

Cellcom Israel Ltd. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

Note 7 - Contingent Liabilities (cont'd)

19.
In January 2007, a lawsuit was filed against the Company in an arbitration proceeding for the amount of approximately NIS 35 million by a company that purchased cellular services from the Company in order to sell the services to its customers, alleging, among other things, that the Company has breached its agreements with the plaintiff and making claims concerning the Company's conduct. In July 2011, subsequent to the reporting date, the claim was dismissed with prejudice, at the agreement of the parties.

Note 8 – Regulation and legislation

In June 2011, the petition regarding the interconnect tariffs reduction that are payable to the cellular operators commencing January 1, 2011, under the Israeli Communications Regulations (Telecommunications and Broadcasting)) Payment for Interconnecting), 2000, was dismissed with prejudice with the Company's consent. For additional details see note 29 to the Company's annual financial statements for the year ended December 31, 2010.

Note 9– Business combination

Following the information provided in note 32 of the Company's 2010 annual financial statements, regarding a proposed merger between the Company's subsidiary and Netvision Ltd., or Netvision, the main conditions for the completion of the merger were met, including the approval of the Company's and Netvision's shareholders meetings, the approval of the Ministry of Communications and the approval of the Israeli Antitrust Authority that the merger transaction does not require its approval.  Consummation of the transaction is subject to several additional conditions. The cash consideration for the transaction in the amount of approximately NIS 1,538 million was based on an appraisal prepared by independent appraiser, jointly nominated by the Company and Netvision. The appraisal included Netvision's value on a "stand alone" basis and part of the value of the synergy with the Company, which the appraiser determined should be attributed to Netvision.

Note 10 – Subsequent events

In July 2011, the state of Israel announced it accepts the Supreme Court's suggestion (following a petition filed by the Company and two other cellular operators) to set the royalties' rate to 1.75% in 2011 and 2012 and to 0% starting 2013. The state reserved its right to charge royalties or other payments by primary legislation. The petitioners also accepted the Supreme Court's suggestion. For additional details see note 27 to the Company's annual financial statements for the year ended December 31, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 8, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel